Invesco Advisers, Inc. 11 Greenway Plaza, Suite 1000 Houston, TX 77046-1173

December 11, 2020
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Attention:  Mr. Scott Lee, Esq.

Re:	Short-Term Investments Trust (the “Registrant”) File Nos. 002-58287; 811-02729 CIK No. 0000205007 Responses to Comments on Post-Effective Amendment Nos. 89 and 90
Dear Mr. Lee:

This letter responds to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), which you conveyed via telephone on December 3, 2020 regarding Post-Effective Amendment No. 89 to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 90 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (together, “PEA No. 89”), which were filed with the SEC on October 19, 2020.

PEA No. 89 was filed solely in connection with registering CAVU Securities Class shares of Invesco Liquid Assets Portfolio, Invesco Treasury Portfolio, and Invesco Government & Agency Portfolio (the “Funds”), a new share class of the Registrant.  Each of your comments is set forth below in bold with the Registrant’s response immediately below each comment.
1.
Please confirm that the Registrant’s responses to these comments will be set forth in a letter filed as correspondence on EDGAR five days prior to the effective date of the registration statement.  In addition, the Staff requests that any outstanding information be finalized prior to filing and that corresponding changes be made to similar disclosure where applicable.

Response:  The Registrant confirms that this letter will be filed on EDGAR as requested, that all information included in the registration statement will be confirmed prior to filing, and that corresponding changes will be made to similar disclosure where applicable.

2.	Please confirm that the fee waiver and/or expense reimbursement arrangements referenced in the prospectus fee tables will be in effect for at least one year from the date of the prospectus.

Response:  The Registrant confirms that the fee waiver and/or expense reimbursement arrangements described in the footnotes of the fee tables for Invesco Liquid Assets Portfolio and Invesco Treasury Portfolio will be in effect for at least one year from the effective date of the prospectus.
3.
For Invesco Liquid Assets Portfolio, the first paragraph under “Principal Investment Strategies” indicates that the Fund “invests primarily in high-quality U.S. dollar-denominated short-term debt obligations.”  Please include associated risk disclosures regarding the Fund’s investments in high-quality U.S. dollar-denominated short-term debt obligations (i.e. credit risk, fluctuating interest rate risk, inflation risk, etc.).

Response:  We have considered the Staff’s request and respectfully decline to make any changes at this time.  The Registrant believes that risks associated with the Fund’s investments in high-quality U.S. dollar-denominated short-term debt obligations are appropriately disclosed in the Fund’s principal risk disclosures, including in the principal risks titled “Debt Securities Risk,” “U.S. Government Obligations Risk,” “Market Risk,” “Yield Risk,” and “Foreign Securities and Credit Exposure Risk.”

4.
Each Fund’s “Principal Investment Strategies” section indicates that the Fund “will limit investments to those securities that are Eligible Securities as defined by applicable regulations at the time of purchase.”  Please supplementally explain “as defined by applicable regulations.”  Please remove “at the time of purchase” as the test should be ongoing.

Response:  The Funds are money market funds and as such may invest only in U.S. dollar denominated securities that are “Eligible Securities” as defined in Rule 2a-7 (see specifically, Rule 2a-7(a)(11)).  The reference to “as defined by applicable regulations” in the Funds’ disclosure is referring to Rule 2a-7 and any related Staff guidance.  Rule 2a-7 defines an “Eligible Security,” in summary, as a security with a remaining maturity of 397 calendar days or less that a fund’s board (or its delegate) determines present minimal credit risks to the fund.  The Registrant notes that an explanation of “Eligible Securities” is currently disclosed in the Funds’ Statement of Additional Information under “Rule 2a-7 Requirements.”  Further, Rule 2a-7(d)(2)(i) provides that a money market fund must limit its portfolio investments to those “U.S. dollar denominated securities that at the time of acquisition are eligible securities.”  The Funds’ prospectus disclosure tracks this Rule 2a-7 provision. The Registrant notes that the Funds’ adviser provides ongoing review of whether each security (other than a government security) continues to present minimal risks, as required by Rule 2a-7 and the Funds’ board-approved Rule 2a-7 procedures. The Registrant notes that the Funds will dispose of a security if it ceases to be an eligible security (e.g., no longer presents minimal credit risks) absent a finding by the board that disposal of the portfolio security would not be in the best interests of the Fund, as required by Rule 2a-7 and the Funds’ board-approved Rule 2a-7 procedures.  However, the Registrant believes the current disclosure is accurate as it tracks the Rule 2a-7 language.  Accordingly, the Registrant has considered the Staff’s request and respectfully declines to make any changes at this time.

5.	Please include information regarding Brexit in “Market Risk,” if applicable.

Response:  We have considered the Staff’s request and respectfully decline to make any changes at this time.  The Registrant believes that risks associated with Brexit are appropriately disclosed under “Foreign Securities and Credit Exposure Risk” which references “unfavorable political…developments” and that “foreign investments may be adversely affected by political and social instability, changes in economic or taxation policies.”

6.	Invesco Liquid Assets Portfolio, as noted under “Banking and Financial Services Industry Focus Risk,” from time to time, “may invest more than 25% of its assets in unsecured bank instruments, including but not limited to certificates of deposit and time deposits, or securities that may have guarantees or credit or liquidity enhancements provided by banks, insurance companies or other financial institutions.”  Please consider including this sentence in the Fund’s “Principal Investment Strategies” section.

Response:  The Registrant notes that the Fund’s “Principal Investment Strategies” section discloses that “The Fund invests primarily in high-quality U.S. dollar-denominated short-term debt obligations, including: … (ii) certificates of deposit and time deposits from U.S. or foreign banks… (iv) commercial paper.”  As such, the Registrant believes that the Fund’s strategy to invest in unsecured bank instruments is sufficiently disclosed in the “Principal Investment Strategies” section of the prospectus and that the risks associated with the possibility of investing over 25% in such instruments are properly disclosed in the principal risk section of the prospectus.  The Registrant will take the Staff’s comment under consideration for future annual updates of the Fund’s registration statement.

7.	For Invesco Liquid Assets Portfolio, please enhance disclosures for certificates of deposit and time deposits under “Banking and Financial Services Industry Focus Risk.”

Response: The Registrant has considered the Staff’s request and respectfully declines to make any changes at this time.  The Registrant believes that the risks associated with the Fund’s investments in certificates of deposit and time deposits are appropriately disclosed in “Banking and Financial Services Industry Focus Risk.”  The Registrant notes that additional information regarding the risks of investing in certificates of deposit and time deposits is disclosed in the Funds’ Statement of Additional Information under “Bank Instruments.”

8.	For Invesco Liquid Assets Portfolio, please include information regarding LIBOR under “Variable Rate Demand Notes Risk,” or elsewhere in the prospectus, if applicable.

Response: The Registrant has added “Libor Transition Risk” to the principal risk sections of the summary and statutory prospectus.

9.	Please include the Registrant’s 1940 Act file number on the back cover of the prospectus.

Response:  The back cover of the prospectus has been revised to include the Registrant’s 1940 Act file number.

*****

We believe that this information responds to your comments. Should you have any questions regarding these matters, please call me at (212) 323-5231.

Sincerely, /s/ Adrienne Ruffle Adrienne Ruffle Senior Counsel

cc:	Taylor Edwards, Esq. Mena Larmour, Esq. Matthew R. DiClemente, Esq. Linh Nguyen, Esq.